Exhibit 99.3
Intention to launch a voluntary cash tender offer
on Cnova N.V. shares by Casino Group
Casino Group announces its intention to launch a voluntary cash tender offer on the outstanding shares of Cnova N.V. ("Cnova") held by public shareholders (i.e. shares not held by Casino Group) at an offer price of US$5.50, hence a maximum consideration of US$196m. This contemplated tender offer is conditional upon, amongst others, the completion of the proposed transaction, described below, between Via Varejo and Cnova (composed of Cdiscount and Cnova Brazil).
The tender offer price would represent a 82% premium to the last unaffected share price(1).
This announcement follows the announcements made by Cnova and Via Varejo S.A. ("Via Varejo") concerning the possible combination of Cnova Brazil with Via Varejo. Upon the completion of the transaction, Cnova would exclusively own Cdiscount. Via Varejo would merge with Cnova Brazil and would no longer be a shareholder of Cnova. Via Varejo would thus confirm its multi-channel leadership for non-food retail in Brazil.
This transaction aims at simplifying Casino Group's structure and would allow Cnova to refocus, through Cdiscount, on E-commerce in France, a market where it has a proven leadership position and clear growth prospects.
Note to investors:
The transactions related to the project require in particular the approval of the boards of directors and independent transaction committees of Cnova and Via Varejo, as well as the board of directors of Casino. Furthermore, such transactions remain subject to definitive, binding agreements among the parties, and entry into such agreements is conditional on the completion of due diligence by the parties and on the release of Cnova's and Cnova Brazil's audited accounts for fiscal year 2015 (following the completion of the ongoing internal review, which has been previously disclosed by Cnova). Casino's voluntary tender offer assumes that the transaction currently discussed between Cnova and Via Varejo is completed, and remains subject to the fulfilment of certain conditions precedent (including in particular the commitment by Companhia Brasileira de Distribuição – CBD not to tender its shares, as well as the absence of material adverse events).
In this press release, Casino cautions that there can be no assurance as to the actual timing, price or terms of the offer to the Cnova's public shareholders that might be agreed. In any case, such an offer would not be launched before the completion of the transaction envisaged by Cnova and Via Varejo. In particular, no definitive agreement has been reached on this envisaged transaction or on the offer and there can be no assurance that Casino's offer will be launched at all or will be launched at the terms and price disclosed in this press release. Casino does not expect to provide further information regarding the status of discussions on the potential transactions unless and until a definitive, binding agreement is reached. Such an agreement could be reached in early Q3 2016, potentially allowing to complete the merger of Cnova Brazil and Via Varejo by the end of Q3 2016 and to launch Casino's tender offer on the outstanding ordinary shares of Cnova in Q4 2016 at the latest.
(1) USD3.03 as of 27 April 2016

This press release does not constitute an offer to purchase, nor a solicitation to sell any securities. Investors are strongly advised to read, if and when they become available, the information materials relating to the tender offer because they will contain important information.
If an offer were to be filed, Casino intends to file with the Securities and Exchange Commission (the "SEC") a tender offer statement on Schedule TO, and Cnova intends to file in due course a recommendation statement on the tender offer on Schedule 14D-9. Casino intends to file with the Autorité des marchés financiers (the « AMF ») a draft offer document and Cnova intends to file in due course a draft offer document in response including the recommendation of its Board of Directors. Any offer document and any document including a recommendation on the offer will contain important information that investors should read carefully before making any decision relating to the potential tender offer. The offer documents and other documents that Casino intends to file with the SEC or with the AMF will be made available free of charge to all investors and Cnova shareholders on www.groupe-casino.fr and www.cnova.com. These documents (and all the other offer documents filed with the SEC and the AMF) will also be made available free of charge on the SEC website (www.sec.gov) and on the AMF website (www.amf-france.org).
If an offer were to be filed and Casino Group would eventually hold together with its subsidiaries at least 95% of Cnova's share capital, the Group reserves the right to initiate a squeeze-out procedure.

ANALYST AND INVESTOR CONTACTS
Régine GAGGIOLI – Tél: +33 (0)1 53 65 64 17
rgaggioli@groupe-casino.fr
or
+33 (0)1 53 65 24 17
IR_Casino@groupe-casino.fr

GROUP EXTERNAL COMMUNICATIONS DEPARTMENT
Aziza BOUSTER
Tél: +33 (0)1 53 65 24 78
Mob: +33 (0)6 08 54 28 75
abouster@groupe-casino.fr